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Sheldon Grizzle

Co-Founder / President, Chattanooga FC

Chattanooga, Tennessee

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 **Chattanooga Football Club**

 **Covenant College**

 **See contact info**

 **500+ connections**

I love the creative process of starting and scaling companies. Thinking a whole lot about how soccer impacts communities these days.

Articles & activity

2,481 followers



Very (formerly Spartan) is growing!

 **Sheldon Grizzle**
Published on LinkedIn

We are growing and looking for a couple key hires at Very. All of our growth to date has been done without anyone focusing on marketing or sales. The time has finally come to hire a ma ...see more

6 Comments

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 **Wow. Good work Cam!**
Sheldon commented
1 Like

 **So good to see this program still growing in Chattanooga after 10...**
Sheldon shared this
13 Likes

 **This smart, Clark! I hope you get some good uptake on this.**
Sheldon commented
1 Like

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Experience

Co-Founder / President

Chattanooga Football Club

Jan 2009 – Present · 10 yrs 1 mo
Chattanooga, Tennessee Area

One of a handful of co-founders for Chattanooga FC...proud to say we are one of the most successful clubs in US soccer history (and we are just getting started!). One national championship, seven Southeast Conference championships and four NPSL runner ups in ten seasons.

Always happy to help others passionate about starting teams in their city. I've had the chance to do this with Detroit City FC and Kingston Stockade FC. Let me know how I can help!

 

Strategic Partnerships/Co-Founder

CO.STARTERS

Apr 2008 – Present · 10 yrs 10 mos
Chattanooga, Tennessee Area

Our team at CO.LAB, led by Enoch Elwell and Rebekah Marr, created CO.STARTERS as an
answer to the emerging needs of creative entrepreneurs and small business owners in
Chattanooga. We took the best of what we had learned from building a strong startup
community in our city, and combined it with the best of the high growth startup me... See more

Director

Blank Slate Ventures

May 2011 – Present · 7 yrs 9 mos
Chattanooga, Tennessee Area

Blank Slate Ventures is a seed fund designed specifically for pre-revenue startups in the
Chattanooga region. We are looking to invest in teams of entrepreneurs who are building
companies that have the potential to disrupt their respective industries.
... See more

Co-Founder

Very

Jan 2014 – Jan 2018 · 4 yrs 1 mo
Chattanooga, Tennessee Area

Co-Founder / Head of Product

ReadyCart (acquired by Grapevine Inc.)

Nov 2013 – Aug 2017 · 3 yrs 10 mos
Chattanooga, Tennessee Area

In August of 2017, ReadyCart was acquired by Grapevine Logic. We are really excited about
Grapevine's leadership and vision for helping creators! Looking forward to seeing how they
leverage what we built to now help build their business.

Show 5 more experiences ⌄

Education

Covenant College

BA, Psychology
1999 – 2003
Activities and Societies: Men's Soccer, Psi Chi Honor Society, Caving Club

Volunteer Experience

 Q Search

Feb 2015 – Present • 4 yrs
Animal Welfare

Founder/Board of Directors/Executive Committee
The Company Lab
Sep 2015 – Present • 3 yrs 5 mos
Economic Empowerment

Board of Directors
The Enterprise Center Chattanooga
May 2014 – Present • 4 yrs 9 mos
Economic Empowerment

The Enterprise Center is establishing Chattanooga as a hub of innovation, improving people's lives by leveraging the city's digital technology to create, demonstrate, test, and apply solutions for the 21st century. They do this through leading the efforts behind Chattanooga's Innovation District, applications and research and digital equity.

- Innovation District- The Chattanooga Innovation District, designated in January 2015, is part of Chattanooga's dense and walkable urban core that contains a catalytic mix of start-up businesses, incubators, accelerators and other innovation economy generators and amenities.
- Applications and Research- The Applications and Research agenda aims to increase Chattanooga's opportunities as a national test-bed, or living laboratory for the creation, development, education, and business generation potential of the city's digital assets, in particular the gigabit network and smart grid.
- Digital Equity- Tech Goes Home is a digital inclusion program that works with community partners to help residents across Hamilton County gain access to the skills, hardware, and Internet connectivity required for 21st century success.

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Skills & Endorsements

Entrepreneurship · 99+

Endorsed by **Mike Eckert and 23 others who are highly skilled at this**

Endorsed by **4 of Sheldon's colleagues at Chattanooga Football Club**

Start-ups · 99+

Endorsed by **Mike Eckert and 15 others who are highly skilled at this**

Endorsed by **5 of Sheldon's colleagues at Chattanooga Football Club**

Leadership · 99+

Endorsed by **John Sorrow and 4 others who are highly skilled at this**

Endorsed by **4 of Sheldon's colleagues at Chattanooga Football Club**

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